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SEC FILE NUMBER
001-10824

CUSIP NUMBER
099849 10 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Borland Software Corporation

(Full Name of Registrant)
N/A

(Former Name if Applicable)
8303 N. Mo-Pac Expressway, Suite A-300

Address of Principal Executive Office (Street and Number)
Austin, TX 78730

(City, State and Zip Code)
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
During the process of preparing its Form 10-Q for the period ended June 30, 2008, management of Borland Software Corporation (the “Company”) discovered certain errors in quarterly and the annual financial statements previously reported for the 2007 fiscal year. The Company currently believes the correction of these errors will decrease GAAP Net Loss for 2007 by approximately $2.5 million and increase Q1 2008 net loss by approximately $1 million. The errors relate primarily to previously recorded excess restructuring charges relating to the Company’s Cupertino, California facility and an over-accrual of commission expenses. The Company is analyzing the financial statement reporting treatment of these errors with its independent auditors and legal counsel under applicable rules and regulations and could not complete its Form 10-Q for the quarter ended June 30, 2008 within the prescribed time period without unreasonable effort and expense.
The Company expects to file its Form 10-Q for the quarter ended June 30, 2008 on or before August 18, 2008 (the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25).
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Erik E. Prusch	512	340-2200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Borland Software Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 11, 2008	By	/s/ Erik E. Prusch

Erik E. Prusch
Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment to Form 12b-25
(Part IV, question 3)
The Company currently expects to report that total revenue for the second quarter ended June 30, 2008 was $41.9 million. This number excludes the sale of the CodeGear assets, which closed on June 30, 2008. This compares to $63.4 million reported for the quarter ended June 30, 2007 with CodeGear and $49.8 million without CodeGear, which was a decline of 16% in revenue for what was reported as the Enterprise segment (comprising ALM and DPG products and services).
For the quarter ended June 30, 2008, Enterprise license revenue was $15.3 million, maintenance revenue was $21.1 million and training and consulting revenue was $5.5 million. This compares to the quarter ended June 30, 2007 Enterprise license revenue of $21.3, a decline of 28.4%, maintenance of $21.6 million, a decline of 2.4% and training and consulting revenue of $6.9 million, a decline of 20%.
Below is what the Company expects to report as the Statement of Operations covering the quarters ended June 30, 2008 and 2007, respectively. All numbers provided are estimates as of the date of filing of the accompanying Form 12b-25.

BORLAND SOFTWARE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts, unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Revenues:
License and other revenues	$15,265	$21,308	$33,802	$48,730
Service revenues	26,602	28,515	54,124	58,021

Total revenues	41,867	49,823	87,926	106,751

Costs of revenues:
Cost of license and other revenues	638	704	1,315	1,651

Cost of service revenues	8,346	9,148	17,210	19,449

Amortization of acquired intangibles and other charges	2,101	2,119	4,201	4,238

Cost of revenues	11,085	11,971	22,726	25,338

Gross profit	30,782	37,852	65,200	81,413

Selling, general and administrative	26,935	38,483	59,996	80,313

Research and development	11,653	9,535	23,437	21,001
Restructuring, amortization of other intangibles, acquisition-related expenses and other charges	268	1,647	1,731	2,512

Total operating expenses	38,856	49,665	85,164	103,826

Operating loss	(8,074)	(11,813)	(19,964)	(22,413)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Interest income	1,426	2,472	3,178	4,138

Interest expense	(1,755)	(1,579)	(3,494)	(2,464)

Gain on debt retirement	5,646	—	5,646	—
Other expense	(923)	(344)	(341)	(582)

Loss from continuing operations before income taxes	(3,680)	(11,264)	(14,975)	(21,321)

Income tax provision	959	874	2,233	1,657

Loss from continuing operations	$(4,639)	$(12,138)	$(17,208)	$(22,978)

Discontinued operations:
Income (loss) from operation of discontinued operations

(net of applicable taxes of $239, $242, $481, and $479)	$607	$1,295	$(10,121)	$2,919
Loss on disposal of discontinued operations (net of applicable tax of $955)	(1,554)	—	(1,554)	—

Income (loss) from discontinued operations	$(947)	$1,295	$(11,675)	$2,919

Net loss	$(5,586)	$(10,843)	$(28,883)	$(20,059)

Net income (loss) per share — basic and diluted:
Continuing operations	$(0.07)	$(0.17)	$(0.24)	$(0.31)
Discontinued operations	(0.01)	0.02	(0.16)	0.04

Total net loss per share	$(0.08)	$(0.15)	$(0.40)	$(0.27)

Shares used in computing basic and diluted net income (loss) per share	72,914	72,201	72,832	73,298